Exhibit 99.1

Nano Dimension Announces a New Patent for Its Cloud Manufacturing Platform by its AI/Deep Learning Group (DeepCube)

The Neural Network Structure Will Enable Critical Functionality for Its Distributed Manufacturing Offering

Waltham, Mass., Feb. 08, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced today it has been granted a patent the area of artificial intelligence (AI), and more specifically relating to the neural network that supports its cloud-based manufacturing platform.

The granted patent relates to “Cluster-Connected Neural Network.” It includes an extensive list of claims involving training and deployment of neural networks. This patent and the technology around it allow DeepCube AI solutions to run more effectively on a distributed network of 3D printers deployed throughout the world. This model for manufacturing is ever more critical as the manufacturing enabled by Nano Dimension will be more and more decentralized; thus, the technology has to run effectively wherever it may be.

This patent adds to an existing library under DeepCube, which now has 20 granted and 25 filed pending. Nano Dimension as a whole has over 81 granted and 194 filed pending.

DeepCube develops the AI/Deep Learning engine for Nano Dimension’s Additive Manufacturing printers for metal, ceramic, and electronics. DeepCube’s pioneering software inference accelerator drastically improves performance on additive manufacturing hardware.

DeepCube applies the same neutral network training behind photo and speech recognition advancements to the manufacturing of parts. Multiple sensors can spot defects too small for the human eye and improve part quality. Additionally, AI-driven decision making corrects printing errors in real time and increase manufacturing yield and throughput.

DeepCube’s propriety algorithms increase the speeds of data analysis tenfold, making it the only hardware performance accelerator of its kind. Memory usage reduction is achieved by overcoming the infrastructure, energy, and memory limitations of previous AI models for low-cost deployment.

DeepCube transforms 3D printers into a viable global solution for the demands of Industry 4.0. This is a core part of the Company’s strategy, as evident by the acquisition of DeepCube in April 2021. These patents are a leading example of how deep learning-based AI is laying the foundation for the Company in developing leading additive manufacturing solutions.

Yoav Stern, Chairman and Chief Executive Officer of Nano Dimension, shared: “When we acquired DeepCube, it was under the premise that 3D printing, or additive manufacturing, was ripe for disruption with AI. With this in mind, we have and continue to see deep learning-based AI as a key to driving the throughput and yield improvements that will take our advanced manufacturing solutions to the next level. These patents, and the others like them, are clear examples of the hard work that is coming to fruition. It is difficult to imagine these achievements without the Deep Learning dedicated leaders we have in our DeepCube Group. Our customers are noticing the difference that these technologies enable.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses DeepCube’s series of new patents, its strategy, benefits and advantages of DeepCube’s patents, that DeepCube’s patents will advance progress in the Company’s 3D printing solutions and cloud manufacturing platform and the Company’s continued vision that deep learning based-AI as a key to driving the throughput and yield improvements that will take the Company’s advanced manufacturing solutions to the next level. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

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